FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 19, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

Petrobras Energía S.A., Company controlled by Petrobras Energía Participaciones S.A., has filed the information below to Bolsa de Comercio de Buenos Aires.

Buenos Aires, March 16, 2007

Messrs.

BOLSA DE COMERCIO DE BUENOS AIRES

Technical and Securities Department

Sarmiento 299

Ciudad Autónoma de Buenos Aires

At: Dra. Nora Ramos

Re: Your Note CD 177540

Dear  Sirs:

Petrobras Energía informs that, in compliance with the commitment assumed before the Argentine Government to transfer Transener’s shares, it received an offer from Energía Argentina S.A. (Enarsa) and Electroingeniería S.A. proposing  legal, economic and financial conditions identical to those offered by Eton Park Capital Management, through EP Primerose Spain SL, for the acquisition of the shares Petrobras Energía holds in Citelec S.A. and Yacylec S.A.

As a result of this offer, a letter of agreement was executed subject to approval by the Board of Directors of Petrobras Energía, Enarsa and Electroingeniería. The letter of agreement provides that the offer will be accepted if non-acceptance of EP Primerose Spain SL became final through administrative or legal proceedings or if the agreement entered into with the latter were terminated for failure to obtain all required governmental authorizations.

Sincerely yours,

MARCELO GARGANO

Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 03/19/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney